SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.    )

AKORN, INC.
(Name of Subject Company (issuer))

Akorn, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Shares of Common Stock, No Par Value, of Akorn, Inc.
(Title of Class of Securities)
009728106
(CUSIP Number of Class of Securities)
Joseph Bonaccorsi
Senior Vice President, General Counsel and Secretary
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045
(847) 279-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Don Figliulo
Bryan Cave LLP
161 North Clark Street, Suite 4300
Chicago, Illinois 60601-3315
(312) 602-5000
(312) 698-7425 (fax)
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$1,621,984	$90.51

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 1,744,069 shares of common stock, no par value, of Akorn, Inc. having an aggregate value of $1,621,984 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
          The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options For New Stock Options dated October 21, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.
          The name of the issuer is Akorn, Inc., a Louisiana corporation (the “Company”). The Company’s principal executive offices are located at 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045, and its telephone number is (847) 279-6100.
(b)	Securities.
          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by the Company to its employees, subsidiaries’ employees and directors to exchange certain of their outstanding and unexercised options to purchase shares of the Company’s common stock granted under the Amended and Restated Akorn, Inc. 2003 Stock Option Plan, as amended September 1, 2009 (the “2003 Plan”), prior to February 27, 2009 (“Eligible Options”) for new options to purchase shares of the Company’s common stock (“New Options”) on the terms and subject to the conditions set forth in the Offer to Exchange and the related Election Form, a form of which is attached hereto as Exhibit (a)(1)(B). The Offer to Exchange and the Election Form, as they may be amended from time to time, are referred to herein as the “Offer.” As of October 19, 2009, there were outstanding Eligible Options to purchase 1,744,069 shares of the Company’s common stock.
          The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” and the sections under “The Offer” titled “Number of Options; Expiration Date,” “Acceptance of Eligible Options and Grant of New Options,” “Conditions of the Offer” and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.
(c)	Trading Market and Price.
          The information set forth in the Offer to Exchange under “The Offer — Price Range of Our Common Stock” is incorporated herein by reference. No trading market exists for the Eligible Options.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address.
          The filing person is the Company. The information set forth under Item 2(a) above and in the Offer to Exchange under “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.
          The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” and the sections under “The Offer” titled “Number of Options; Expiration Date,” “Procedures for Tendering Eligible Options,” “Change in Election; Withdrawal Rights,” “Acceptance of Eligible Options and Grant of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of New Options,” “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences” and “Extension of the Offer; Termination; Amendment” is incorporated herein by reference.
(b)	Purchases.
          The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” and the sections under “The Offer” titled “Number of Options; Expiration Date,” “Purpose of the Offer” and “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)	Agreements Involving the Subject Company’s Securities.
          The information set forth in the Offer to Exchange under “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.
          The information set forth in the Offer to Exchange under “The Offer—Purpose of the Offer” is incorporated herein by reference.
(b)	Use of Securities Acquired.
          The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and the sections under “The Offer” titled “Acceptance of Eligible Options and Grant of New Options” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.
(c)	Plans.
          The information set forth in the Offer to Exchange under “The Offer—Purpose of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.
          The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and the sections under “The Offer” titled “Source and Amount of Consideration; Terms of New Options” and “Fees and Expenses” is incorporated herein by reference.
(b)	Conditions.
          Not applicable.
(d)	Borrowed Funds.
          Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.
          The information set forth in the Offer to Exchange under “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
(b)	Securities Transactions.
          The information set forth in the Offer to Exchange under “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations.
          Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.
          The information set forth in the Offer to Exchange under “The Offer—Information About Us; Financial Information” and “The Offer—Additional Information” is incorporated herein by reference. In addition, Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, as amended, are incorporated herein by reference.

(b)	Pro Forma Information.
          Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
          The information set forth in the Offer to Exchange under “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(b)	Other Material Information.
          Not applicable.
ITEM 12. EXHIBITS.
          The Exhibit Index included in this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
          Not applicable.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: October 21, 2009	Akorn, Inc.
	By:	/s/ Raj Rai
Raj Rai
Interim Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options For New Stock Options dated October 21, 2009

(a)(1)(B)	Election Form

(a)(1)(C)	Form of Letter to Eligible Holders

(a)(1)(D)	Form of Grant Detail Report

(a)(1)(E)	Form of E-mail to Eligible Holders

(a)(1)(F)	Form of E-mail Confirmation to Eligible Holders of Receipt of Election Form

(a)(1)(G)	Form of Reminder E-mail to Eligible Holders

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 30, 2009, as amended by Amendment No. 1 on Form 10-K filed on April 30, 2009 (incorporated herein by reference)

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 17, 2009, as amended by Amendment No. 1 on Form 10-Q filed on September 4, 2009 (incorporated herein by reference)

(d)(1)	Amended and Restated Akorn, Inc. 2003 Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 20, 2009

(d)(2)	Form of Akorn, Inc. Non-Qualified Stock Option Agreement, incorporated herein by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004

(d)(3)	Form of Akorn, Inc. Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004